BRADLEY WOODS & CO. LTD.
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2022

BRADLEY WOODS & CO. LTD.

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2022

FILED PURSUANT TO RULE 17a-5(e)(3)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS A PUBLIC DOCUMENT

The accompanying notes are an integral part of these financial statements.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-28862

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 03/01/21 (MM/DD/YY) AND ENDING 02/28/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bradley Woods & Co. Ltd.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

845 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Ripp	212-826-9191	dan.ripp@bradleywoods.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich Ende Malter & Co. LLP
(Name – if individual, state last, first, and middle name)

1375 Broadway, 15th Fl.	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

06/23/04	50
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Daniel Ripp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bradley Woods & Co. Ltd., as of 2/28, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THERESA M RUIZ
Notary Public - State of New York
NO. 01RU6339210
Qualified in Bronx County
My Commission Expires Mar 28, 2024

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Bradley Woods & Co. Ltd.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bradley Woods & Co. Ltd. as of February 28, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bradley Woods & Co. Ltd. as of February 28, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bradley Woods & Co. Ltd.'s management. Our responsibility is to express an opinion on Bradley Woods & Co. Ltd.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bradley Woods & Co. Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP

We have served as Bradley Woods & Co. Ltd.'s auditor since 2015.
New York, New York
May 31, 2022

BRADLEY WOODS & CO. LTD.
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2022

ASSETS

Cash and cash equivalents	$	753,373
Due from clearing broker		25,006
Prepaid and other assets		34,472
TOTAL ASSETS	$	812,851

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	527,796
Payable to Retirement Plan		182,174
Total Liabilities		709,970

Stockholders' Equity:

Preferred stock - $0.01 par value - 50 shares authorized, 50 shares issued and outstanding	1
Common stock - $0.01 par value - 9,950 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	253,625
Accumulated deficit	(150,755)
Total Stockholders' Equity	102,881
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 812,851

The accompanying notes are an integral part of these financial statements.

NOTE 1.   ORGANIZATION AND BUSINESS

Bradley Woods & Co. Ltd. (the "Company") was incorporated in October 2004 under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business is providing investment banking and advisory services.

The Company's business also includes the purchase and sale of securities on behalf of institutional customers as an introducing broker. All securities transactions are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii).

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. Securities Transactions

Securities transactions and the related revenue and expenses are recorded on the trade date as if they had settled.

c. Revenue Recognition

i. Significant Judgments – Revenue from contracts with customers includes commission income, fees from investment banking services and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time: how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

ii. Investment banking – The Company earns investment banking fees by

acting as a placement agent for client companies raising debt and equity. The investment banking fees earned are based on a percentage of the debt and/or equity raised by the Company for its clients. Investment banking revenue is recognized on the closing date of the transaction. The Company believes the closing date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the risks and rewards of ownership have been transferred to/from the client.

iii. Advisory fees – The Company provides advisory services relating to deal origination, financing strategies, and other financing advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If applicable, retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities. At February 28, 2022 there were no retainers or other fees reflected as contract liabilities.

iv. Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the company fills the order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

v. Research Revenue – The Company provides research services for certain customers. Research services are billed to the customer at the time the research is complete, the information is delivered to the customer, and the customer accepts receipt of the information. The Company believes the performance obligation for providing research services is satisfied at the point in time the information is delivered by the Company to the customer and accepted by the customer.

d. Depreciation

Equipment is stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Depreciation is

calculated using the straight-line method over an estimated useful life of five years.

e. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f. Income Taxes

The Company has elected to be treated as a "C" Corporation and is subject to federal, state and local income taxes. The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of February 28, 2022. Interest and penalties, if any, on uncertain tax positions would be recorded as interest expense.

g. Credit Losses

Credit Losses ("ASC 326") impact the impairment model for certain financial assets by requiring a current expected loss ("CECL") methodology to

estimate expected credit losses over the entire life of the financial asset. The Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company has identified "due from clearing broker" and "commissions receivable" as impacted by the guidance.

h. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset and the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term.

NOTE 3.   RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement. Due from Clearing Broker, if any, consists of commission revenue earned as an introducing broker for its customers, net of clearing expenses. Payable to Clearing Broker, if any, consists of unpaid clearing charges and other fees. The Company has a due from Clearing Broker reflected on the statement of financial condition at February 28, 2022 in the amount of $25,006.

NOTE 4.   EQUIPMENT

At February 28, 2022, equipment consists of the following:

Computer equipment	$ 19,334
Less: Accumulated depreciation	(19,334)
	$ 0

NOTE 5.   COMMITMENTS AND CONTINGENT LIABILITIES

As part of the Company's arrangement with its Clearing Broker, the Company is provided office space at a cost of up to $2,600 per month, which is

reduced based on clearing expenses paid to the Clearing Broker. Since the clearance agreement can be cancelled with sixty days written notice, the Company has a minimum future rent commitment at February 28, 2022 of $5,200.

The Company had no equipment rental commitments, no contingent liabilities (except as described in Note 9 below) and had not been named as defendant in any lawsuit at February 28, 2022.

NOTE 6. CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of February 28, 2022, the Company's cash balances on deposit exceeded FDIC insurance limits by approximately $215,000.

NOTE 7. SHARES OF STOCK

Under the Second Amended and Restated Certificate of Incorporation of the Company dated May 14, 2010 (the "Certificate"), 9,950 shares of Common Stock, having a par value of $0.01 per share, were authorized. Holders of Common Stock are entitled to one vote per share. At February 28, 2022, 1,000 shares of Common Stock are issued and outstanding.

Also under the Certificate, 50 shares of Non-Convertible Preferred Stock, having a par value of $0.01 per share, were authorized. Dividends are paid at the discretion of the Board of Directors. Holders of the Preferred Stock do not have voting rights. At February 28, 2022, 50 shares of Preferred Stock are issued and outstanding and no dividends have been declared.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At February 28, 2022, the Company had net capital of $68,078 which was $20,747 in excess of its required net capital of $47,331. The Company's net capital ratio was 10.43 to 1.

NOTE 9.   OFF BALANCE-SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments, if any, under these arrangements and has not recorded any contingent liability in its financial statements.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments, if any, under these arrangements and has not recorded any contingent liability in its financial statements.

NOTE 10.   INCOME TAXES

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. There are no timing differences which would result in a deferred tax expense or benefit at February 28, 2022.

NOTE 11.   CONTINGENCY

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. At this time, management is unable to quantify its potential effects on the operations and financial performance of the Company.

NOTE 12.   DEFINED CONTRIBUTION PLAN

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current profits. The employer's contributions for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. At February 28, 2022 the contribution payable to the plan amounted to $182,174.

NOTE 13.   SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that occurred between March 1, 2022 and May 31, 2022, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement